POINTS INTERNATIONAL LTD.

2008 SUPPLEMENTAL MAILING LIST

RETURN CARD

TO ALL REGISTERED AND NON-REGISTERED SHAREHOLDERS:

IF YOU WISH TO BE INCLUDED IN POINTS INTERNATIONAL LTD.'S SUPPLEMENTAL MAILING LIST FOR 2008 TO RECEIVE INTERIM FINANCIAL STATEMENTS, PLEASE COMPLETE AND RETURN THIS RETURN CARD AS SET FORTH BELOW.

PLEASE RETURN TO:
COMPUTERSHARE TRUST COMPANY OF CANADA
9th Floor, 100 University Avenue
Toronto, ON M5J 2Y1

NAME: (Please Print)

ADDRESS:

By signing this return card I certify that I am a shareholder of Points International Ltd. ("the Corporation") and that I am requesting to be placed on the Corporation’s supplemental mailing list for the purpose of receiving interim financial statements.

SIGNATURE: _________________________    DATE: _________________________

CUSIP 730843 10 9